Exhibit (a)(1)(E)
FORM OF COMMUNICATION TO ELIGIBLE OPTIONHOLDERS PARTICIPATING IN
THE EXCHANGE OFFER CONFIRMING RECEIPT OF ELECTION FORM

Date:
To:
From:	Builders FirstSource, Inc.
Re:	Confirmation of Receipt of Election Form
This message confirms that we have received your Election Form. If your Election Form is properly completed and signed, and all eligibility requirements are met, we expect to accept your Eligible Option Grants elected for exchange, subject to the terms and conditions set forth in the exchange offer, promptly following the Expiration Date, which we expect will be at 5:00 p.m., Eastern Time, on May 22, 2008 (or a later Expiration Date if we extend the offer).
Unless you withdraw your tendered Eligible Option Grants by providing us a properly completed and signed Notice of Withdrawal before the Expiration Date, we will cancel all of your Eligible Option Grants in the exchange for a New Option Grant. If you do not withdraw your tendered Eligible Option Grants and we accept your Eligible Option Grants for exchange, promptly following the expiration of this exchange offer we will provide you with a “confirmation letter” confirming that your Eligible Option Grants have been accepted for exchange and have been cancelled. Your Election Form may be revoked at any time by delivering a new properly completed and signed Election Form bearing a later date so long as we receive it before the expiration of the exchange offer.
You should direct questions about the exchange offer or requests for assistance (including requests for additional copies of the exchange offer, the Election Form, or other documents relating to this exchange offer) to Jeff Wier, by hand, by interoffice mail, by facsimile to (214) 880-3577, by regular or overnight mail to Builders FirstSource, Inc., Attention: Jeff Wier, 2001 Bryan Street, Suite 1600, Dallas, Texas 75201, or by e-mail to jeff.wier@bldr.com.